Exhibit 99.1

POMDOCTOR LIMITED Highlights Differentiated “Hardware + AI + Payment” Healthcare Infrastructure Model

GUANGZHOU, China, September 24, 2026 /PRNewswire/ -- POMDOCTOR LIMITED (“Pomdoctor” or the “Company”) (NASDAQ: POM), a digital healthcare company focused on advancing AI-enabled healthcare solutions, today highlighted its differentiated “hardware + AI + payment” infrastructure model. The Company believes this integrated approach distinguishes it from traditional internet healthcare platforms and positions Pomdoctor to evolve into a comprehensive digital healthcare technology infrastructure provider.

While conventional internet healthcare platforms typically operate in silos, focusing on discrete services such as online consultations, prescription processing or pharmaceutical transactions, Pomdoctor aims to develop a full-cycle predictive healthcare infrastructure. This system is designed to integrate continuous health monitoring, AI-powered analysis, physician intervention, healthcare payment and fulfillment within a unified, closed-loop ecosystem.

From a global industry perspective, Pomdoctor’s model seeks to consolidate capabilities that are typically fragmented across different digital health categories. Wearable technology companies such as Oura demonstrate the value of continuous, longitudinal health-data capture; virtual healthcare platforms such as Teladoc Health validate the effectiveness of digitally delivered medical consultations; and AI healthcare technology companies such as Tempus AI prove the potential of applying AI analytics to real-world data for actionable insights.

Pomdoctor’s strategy is to converge these capabilities into one integrated healthcare ecosystem, moving beyond standalone solutions to create a synergistic infrastructure where the combined value of connected data, AI, clinical services, and payment capabilities can exceed that of individual components operating independently.

The Company believes this integrated model offers three distinct core advantages:

●	Healthcare and Compliance Foundation. Pomdoctor has established robust physician networks, proprietary clinical workflows, rigorous prescription protocols and a mature pharmaceutical fulfillment infrastructure in China. This operational foundation is built around compliant, real-world medical delivery, providing a high barrier to entry for pure-play tech competitors.

●	Proprietary Wearable Device Gateway. The Company is developing a portfolio of proprietary wearable technologies designed to function as a continuous healthcare data gateway. By collecting longitudinal physiological and behavioral data, these devices generate a high-frequency, real-world data stream that can support Pomdoctor’s predictive AI models, enabling earlier risk detection and proactive health management.

●	Native Integration with Healthcare Payment Networks. A key differentiator of Pomdoctor’s model is its deep integration with China’s healthcare payment systems. By embedding payment capabilities directly into its ecosystem, including connectivity with commercial insurers and local medical savings accounts-based health management, the Company seeks to close the healthcare delivery loop. This integration is designed not only to facilitate patient access and adherence, but also to create a scalable and monetizable pathway for the Company’s services.

By combining these capabilities, Pomdoctor believes its long-term value proposition warrants evaluation beyond the traditional metrics applied to standalone telemedicine or internet healthcare platforms. The Company believes that its future performance should increasingly be assessed through a digital healthcare technology infrastructure lens -- one that considers the compounding value of proprietary hardware, AI-driven data assets, clinical services, and payment connectivity. This comprehensive framework, the Company asserts, can offer analysts and investors a broader perspective on its evolving business model and sustainable growth trajectory.

Mr. Zhenyang Shi, Chairman and Chief Executive Officer of Pomdoctor, commented, “We believe the future of digital healthcare lies not in a single product or service, but in the integration of data, technology, medical services and payment infrastructure. By connecting wearable devices, AI intelligence, physician resources and healthcare payment capabilities, we are constructing an integrated infrastructure that supports continuous and predictive healthcare across the full patient journey.”

About POMDOCTOR LIMITED

POMDOCTOR LIMITED (NASDAQ: POM) is a digital healthcare company focused on advancing AI-enabled healthcare solutions and expanding predictive healthcare capabilities. The Company leverages physician resources, wearable technologies, artificial intelligence, healthcare payment networks and real-world healthcare data to support more personalized, continuous and data-driven healthcare services. Building upon its established healthcare platform and physician network, POM is pursuing the development of a predictive healthcare data and services infrastructure designed to improve healthcare outcomes and create long-term value for patients, healthcare providers and other ecosystem participants. For more information, please visit the Company’s website: http://ir.7shiliu.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

For more information, please contact:

POMDOCTOR LIMITED
Investor Relations Department
Email: ir@7lk.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com